UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Expected Size and Implementation Plan of Shareholder Returns for Fiscal Year 2026 of

SK hynix Inc. (the “Company”) (Fair Disclosure)

1. Information	Title	Expected Size and Implementation Plan of Shareholder Returns for Fiscal Year 2026
Details

- Expected Size of Shareholder Returns for Fiscal Year 2026: Approximately Won 100 trillion

•

Cash dividends of Won 30 trillion or more, and acquisition and cancellation of treasury shares of Won 60 trillion or more.

•

Inclusive of the Won 40 trillion acquisition and cancellation of treasury shares resolved by the Company’s board of directors (the “Board of Directors”) in August 2026; and exclusive of treasury shares acquired for compensation for executive officers and employees purposes.

•

To be implemented sequentially through the payment date of annual dividends for fiscal year 2026.

- Expansion of Cash Dividends

•

Dividends for the third quarter of 2026: Won 20,000 per share (consisting of Won 10,000 reflecting earnings and Won 10,000 as a special dividend from gains relating to its indirect investment in Kioxia Holdings Corporation (“Kioxia”)).

•

The Company plans to return most of its Kioxia investment gains through special dividends to be paid in two installments, as part of the dividends for the third quarter of 2026 and the annual dividends for fiscal year 2026 (annual dividends will be determined through applicable procedures following the finalization of fiscal year-end financial results).

- Continued Acquisition and Cancellation of Treasury Shares

•

The Company’s Board of Directors resolved to acquire Won 20 trillion of treasury shares on October 28, 2026.

•

Approximately Won 10 trillion is expected to be used for shareholder return purposes and approximately Won 10 trillion for compensation for executive officers and employees purposes.

•

Going forward, the scale of treasury share acquisitions will be determined through quarterly resolutions of the Board of Directors, taking into account market conditions, the Company’s cash flow and other factors, and the treasury shares acquired for shareholder return purposes are expected to be cancelled.

* The total shareholder return amount for 2026 and other matters constitute forward-looking information, including projections, forecasts, plans and expectations, and actual results may differ depending on future business conditions and performance.

* The amount allocated for equity-based compensation for executive officers and employees purposes remains subject to change depending on the Company’s future determination of the size of such compensation.

	Expected Time of Disclosure	—
2. Provision of Information	Provider	Investor Relations, SK hynix
	Target Audience	Shareholders and investors, media press, etc.
	Expected Time and Date of Provision	October 28, 2026
	Name of Event (Location)	—

3. Point of Contact (Department/Telephone Number)		Investor Relations, SK hynix (+82-31-5185-4114)

Related Disclosure: See the current report on Form 6-K titled “Clarification Regarding Rumors or Media Reports” furnished by the Company on October 26, 2026.

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: October 28, 2026